AURYN CLOSES $15M BOUGHT DEAL OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, May 4, 2016 /CNW/ - Auryn Resources Inc. (TSX-V: AUG, OTCQX: GGTCF “Auryn” or the “Company”) is pleased to announce that it has completed its previously announced bought deal short form prospectus offering of 4,285,714 non-flow through shares (the “Common Shares”), which includes 559,006 Common Shares issued on exercise of the underwriters’ full over-allotment option, at an issue price of CAD$1.40 per Common Share and 4,732,700 flow through shares (the “Flow-Through Shares”), which includes 617,309 Flow-Through Shares issued on exercise of the underwriters’ full over-allotment option, at an issue price of CAD$1.89 per Flow-Through Share, for aggregate gross proceeds of $14,944,802.60 (the “Offering”). The Offering was conducted by a syndicate of underwriters led by Beacon Securities Limited and including PI Financial Corp., Canaccord Genuity Corp. and Echelon Wealth Partners Inc. (formerly, Euro Pacific Canada Inc.).

The proceeds received by the Company from the sale of the Flow-Through Shares will be used to incur Canadian exploration expenditures that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) on the Company’s mineral concessions, which will be renounced to the subscribers with an effective date no later than December 31, 2016, in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. The proceeds received by the Company from the sale of the Common Shares will be used by the Company for general corporate and working capital purposes.

On Behalf of the Board

Shawn Wallace
President, CEO and Director

About Auryn Resources: Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with, exploration and or development of mineral properties and the use of proceeds of the Offering. These statements or graphical information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.

Disclaimer

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Offered Shares have not been and will not be registered under the United States (the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.